April 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Scott Anderegg

Re:    Endeavor Group Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-254908)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Endeavor Group Holdings, Inc. (the “Company”) that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 P.M. (Eastern time) on April 28, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that, between April 20, 2021 and the date hereof, we and the other prospective underwriters have distributed approximately 7,750 copies of the preliminary prospectus, dated April 20, 2021, relating to the offering of shares of the Company’s ordinary shares (the “Preliminary Prospectus”).

In connection with the Preliminary Prospectus distribution, we, as representative of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Stiliana Dimkova
Name:	Stiliana Dimkova
Title:	Vice President, Media & Communications Investment Banking

[Signature Page to Request for Acceleration of Effectiveness]